FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

DEVELOPMENT REGARDING THE DISPUTE

WITH TELECOMMUNICATION AUTHORITY ON TARIFFS

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

On December 18, 2007 Turkcell announced the commencement of a litigation at the Highest Administrative Court and requested the suspension and annulment of the Telecommunications Authority (“TA”)’s decision to control retail pricing for mobile operators. The TA’s decision implied setting a lower ceiling for off-net (the tariffs that Turkcell charges its subscribers for calls that are terminated outside of its network-on other mobile operators’ networks) calling prices for all operators and asking Turkcell to set its on-net prices (the tariffs that Turkcell charges its subscribers for calls terminated on its network) to be not lower than its lowest interconnect rate.

As per the notification Turkcell has received today, the Highest Administrative Court suspended the TA’s decision stating that Turkcell should set its on-net prices to be not lower than its lowest interconnect rate until the lawsuit ends. On the other hand, the High Administrative Court rejected Turkcell’s request regarding the suspension of the decision about the off-net calling prices.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavors to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Ferda Atabek
Corporate Strategy	Investor Relations
11.06.2008, 09:15	11.06.2008, 09:15

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 11, 2008	By:	/s/ Koray Ozturkler
Name: Koray Ozturkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 11, 2008	By:	/s/ Ferda Atabek
Name: Ferda Atabek Title: Investor Relations Officer